UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 1723, 595 Burrard Street

Vancouver, BC V7X 1J1 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: July 29, 2025	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated July 29, 2025 - VIZSLA SILVER INCREASES EXPLORATION, COMPLETES GEOPHYSICAL SURVEY HIGHLIGHTING NEW TARGETS PROXIMAL TO PANUCO PROJECT 1 & COMMENCES INITIAL FIELD WORK AT NEWLY ACQUIRED SANTA FÉ PROPERTY TO THE SOUTH OF PANUCO IN THE HUNT FOR PROJECT 2